

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 30, 2021

Handong Cheng
Chief Executive Officer
ZW Data Action Technologies Inc.
Room 1106, Xinghuo Keji Plaza
No. 2 Fengfu Road, Fengtai District
Beijing, PRC 100070

>   **Re: ZW Data Action Technologies Inc.**
>   **Registration Statement on Form S-3**
>   **Filed March 16, 2021**
>   **File No. 333-254339**

Dear Mr. Cheng:

        This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please contact Matthew Derby, Staff Attorney, at (202) 551-3334 with any questions.

                        Sincerely,

                        Division of Corporation Finance
                        Office of Technology